

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2010

Michael L. Jines
General Counsel
RRI Energy, Inc.
1000 Main Street
Houston, Texas 77002

> **Re:** **RRI Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 6, 2010**
> **File No. 333-167192**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 001-16455**

Dear Mr. Jines:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Summary, page 1

Material U.S. Federal Income Tax Consequences of the Merger, page 5

1. You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. In the first sentence in the first paragraph, please delete the assumption that the merger will qualify as a reorganization. In the same sentence delete the words "RRI and Mirant anticipate." Please make similar changes on page ix.

2.   Please disclose that you have received tax opinions and identify counsel.

Comparative Per Share Data, page 17

3.   We respectfully submit that the historical and pro forma and pro forma equivalent per share information has not been computed in accordance with the instructions to paragraphs (e) and (f) of Item 3 of Form S-4.   Please note that the historical per share information should be in comparative form with the related pro forma per share data such that a user can compare historical per share results on the same basis as pro forma per share amounts.

The Merger, page 26

Background of the Merger, page 26

4.   We note your response to comment 9 in our letter dated June 25, 2010. Please disclose why the potential acquiring party mentioned in the second paragraph on page 26 terminated negotiations in August of 2008. Also describe in greater detail why Party A did not pursue an acquisition of Mirant in December 2009, and why Mirant was not interested in pursuing a business combination with Party B in February of 2010. Please clarify whether, other than discussions with Party A and Party B, Mirant considered any other material alternative transactions or opportunities. If not, please explain why.

5.   We note in your disclosure in response to comment 10 in our letter dated June 25, 2010 that RRI entered into confidentiality agreements with approximately ten parties and conducted preliminary discussions with several of these parties.   Please disclose whether any material alternative transactions were explored with other parties during RRI's strategic review in late 2008 and early 2009. If not, please explain why.

Board of Directors and Executive Officers…Amendments to the Combined Company's Bylaws, page 51

6.   We note your response to comment 18 in our letter dated June 25, 2010.   In this section of the filing and in the Summary section, please state the reasons for and the general effect of the amendments, and identify the sections of the bylaws in Annex E that will be amended.

Material U.S. Federal Income Tax Consequences, page 64

U.S. Federal Income Tax Consequences to Mirant Stockholders, page 64

7.   You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please revise the words in the first sentence that "RRI and

Mirant intend for" the merger to qualify as a reorganization. In the first sentence in the first full paragraph on page 65, please delete the assumption that the merger will qualify as a reorganization.

8.   Please disclose that you will recirculate and resolicit if one or both of the tax opinions to be delivered at closing are not delivered.

9.   Since you have filed short form tax opinions, please revise this section to clearly state that the discussion is the opinion of counsel.

10.   Please describe the basis for opinions of counsel that the merger will qualify as a reorganization within the meaning of the Code.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 105

Note 4. Pro Forma Adjustments, page 110

Note 4(a) Mirant and RRI historical presentation, page 110

11.   We note your response to comment 22 in our letter dated June 25, 2010. As previously requested, please provide the following information so that we can understand the reasons that the estimated fair value of your property, plant and equipment (Note 4 (m)) was significantly lower than its book value.

- For each of the plants for which fair value was not estimated at December 31, 2009 or March 31, 2010 due to cash flow projections indicating that carrying value was recoverable, please quantify for us the effect of the discount factor as well as any change in the forward commodity price.
- To the extent you used comparable sales transactions of similar generating units or other items of property, plant and equipment in estimating fair value; please show us for the 5 largest plants, how you were able to compare such plants with market transactions. Please indicate how you adjusted for geographic differences.
- We note in paragraph 12 of your response that in preparing the fair value estimates associated with the initial purchase price allocation for the combined company's pro forma financial statements, you consulted an independent advisor. If the independent advisor provided you with a valuation report or narrative of valuation, please provide us with a summary of that report.

12.   We note in paragraphs eight through 12 of your response to comment 22 in our letter dated June 25, 2010 that you determined the fair value of the acquired plants utilizing both the income and market approaches. We note from the information provided in Exhibit A it appears that for purposes of determining the fair values of the acquired plants you may be using either the income approach or the market approach,

whichever is lower in determining the concluded (fair) values for these plants rather than an averaging approach utilizing the range of values suggested under each of these methods. Please explain to us in detail how the method you used is consistent with the guidance in ASC 820-10-35-24 through 28 which states that if multiple valuation approaches are used to measure fair value, the results (respective indications of fair value) shall be evaluated and weighted, as appropriate, considering the reasonableness of the range indicated by those results. If you believe a weighted approach was used, please tell us in detail how you weighted each of these approaches in determining the concluded (fair) values for each of the acquired plants.

Unaudited Financial Forecasts, page 118

13.   We note your statement that your financial forecasts were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. We further note that such information includes the non-GAAP measures EBITDA and Adjusted EBITDA. Please revise this information to include sufficient disclosure that explains the assumptions that are most significant and the key factors upon which the financial results of the entities are dependent. Your disclosures should be revised to clearly show management has a reasonable basis for its assumptions used in preparing the forecasted information. In addition, since you have presented forecasted non-GAAP information, please provide reconciliations to the most comparable forecasted GAAP basis information.

14.   We note your response to comment 17 in our letter dated June 25, 2010.   Please revise the penultimate sentence in the first paragraph to eliminate the implication that you are not responsible for the accuracy of the information in your prospectus. We would not object if you state that you do not assume responsibility if future results are different from those forecast.

Opinion of J.P. Securities Inc., page D-1

15.   We note your response to comment 29 in our letter dated June 25, 2010. Although this language does not preclude inclusion of J.P. Morgan's opinion in the joint proxy statement/prospectus, this statement implies a limitation on reliance by shareholders. Please delete the language in the last paragraph stating that the opinion may not be disclosed, referred to or communicated to any third party or disclosed publicly.

Exhibit 5.1

16.   We note your response to comment 32 in our letter dated June 25, 2010. However, the language still appears to limit reliance as to person. Please delete the words "relied on" in the first sentence in the last paragraph.

Exhibit 8.1

17. Please clarify in the first paragraph that Wachtell has acted as counsel to Mirant.

18. Counsel must opine on the material tax consequences, not the manner in which they are described in the prospectus. Please revise the second paragraph accordingly. Also confirm that the opinion in the prospectus is the opinion of counsel.

Exhibit 8.2

19. Counsel must opine on the material tax consequences, not the manner in which they are described in the prospectus. Please revise the last paragraph on page 2 accordingly. Also confirm that the opinion in the prospectus is the opinion of counsel.

20. Please revise the first sentence in the penultimate paragraph, since the qualification relating to "any party as to any tax consequences" of the merger is too broad.

21. Please revise the penultimate paragraph to indicate all references to counsel in the filing, including under the Material U.S. Federal Income Tax Consequences section.

22. Please either remove the words "as of the date hereof" in the last paragraph or refile an opinion on the day you want the registration statement to go effective. We also note that counsel assumes no obligation to supplement the opinion; however, the disclosure on page 64 indicates that the tax opinions must be updated. Please revise the last paragraph accordingly.

Exhibit 99.3

23. We note your response to comment 29 in our letter dated June 25, 2010. Please remove the language in the last paragraph relating to subsequent amendments to the Joint Proxy Statement/Prospectus and Amendment No. 1 to the Form S-4 Registration Statement.

Form 10-K for Fiscal Year Ended December 31, 2009

You should comply with the comments below in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments we ask for additional information. Please include this information, in your response, in sufficient detail for an understanding of the information.

Financial Statements, page F-1

Note 4. Long-Lived Assets Impairments, page F-17

24.   You state in paragraph four of your response to comment 22 in our letter dated June
        25, 2010, that your analyses of fair value were based on only the results of an income
        approach because of the unique operating characteristics of the plants that were
        reviewed for impairment. In Note 4 of RRI's Form 10-K for the fiscal year ended
        December 31, 2009 and in Note 6 of RRI's March 31, 2010 Form 10-Q, you disclose
        that you used only the results of an income approach for valuing the four plants for
        which impairment charges were recorded because you believed no relevant market
        data existed for these plants. However, your response indicates that for the purposes
        of determining the valuation adjustments for the combined company's pro forma
        financial statements and the purchase price allocation, Mirant and RRI utilized an
        income approach and applied a market approach utilizing recent comparable
        transactions. We further note that in Exhibit A you have provided a range of values
        per kilowatt hour under the market approach for all of the acquired plants including
        the four plants previously impaired. In light of the market approach data provided in
        Exhibit A, please explain why you previously determined only the income approach
        was appropriate for the impaired plants and that no relevant market data existed.

Note (23) Discontinued Operations, page F-65

25.   We note your response to comment 38 in our letter dated June 25, 2010. It appears
        from your response that you classified the secured notes and PEDFA bonds required
        to be repaid within liabilities of discontinued operations and the related expenses
        within discontinued operations based on your inclusion of the related interest expense
        in discontinued operations pursuant to the accounting guidance in ASC 205-20-45-6
        and ASC 205-20-45-8. While we agree that interest expense related to debt required
        to be repaid as a result of a disposal transaction should be included in discontinued
        operations, we do not believe this guidance is applicable to determining whether the
        related debt is a part of the disposal group. Please clarify why you believe the debt is
        specific to the disposed component and should be presented as a liability of
        discontinued operations. In addition, we continue to believe that any gain or loss on
        debt that is required to be extinguished in connection with a sale generally should not
        be included within discontinued operations if the debt is not specific to the disposed
        component. In your response, please ensure you quantify the amount of any debt
        extinguishment gains or losses, such as prepayment penalties and unamortized
        discounts or premiums, presented in discontinued operations for each period
        presented.

Michael L. Jines
RRI Energy, Inc.
July 26, 2010
Page 7

    You may contact Sondra Snyder, Accountant, at (202) 551-3332 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551- 3849 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551- 3713 or me at (202) 551-3720 with any other questions.

                                    Sincerely,

                                    H. Christopher Owings
                                    Assistant Director

cc: Michael P. Rogan, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP